SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             ________________

                              AMENDMENT NO. 4
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000


          This Amendment supplements and amends as Amendment No. 4 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
               COMPANY.

          On May 10, 1995, the Company issued a press release announcing that its Board of Directors has authorized management of the Company and the Company's financial and legal advisors to engage in discussions and negotiations with, and disclose certain non-public information concerning the Company to, The Sherwin-Williams Company ("Sherwin-Williams") in connection with Sherwin-Williams' unsolicited tender offer to acquire, subject to certain conditions, all outstanding Shares at a price of $19.50 per Share. A copy of such press release is attached hereto as
     Exhibit 21 and is incorporated herein by reference. Discussions between representatives of the Company and representatives of Sherwin-Williams commenced on May 10, 1995. The foregoing actions were taken based on the Board's determination of its fiduciary duties under applicable law as advised by counsel and in accordance with the applicable provisions of the Merger Agreement as described in Item 3 of the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          CERTAIN LITIGATION.

          On May 9, 1995, the Company issued a press release
     announcing the denial of Sherwin-Williams' application for a
     temporary restraining order in the New York Action.   A copy of
     such press release is attached hereto as Exhibit 20 and is incorporated herein by reference.

          On May 8, 1995, a purported class action entitled A.D. Gilhart & Co., Inc., v. Grow Group, Inc. et al., was commenced in the Supreme Court of the State of New York, New York County (the "Gilhart Action") against the Company and members of the Company's Board of Directors. The complaint in the Gilhart Action alleges, among other things, that the defendants breached their fiduciary duties owed to the Company's shareholders in connection with the proposed Merger between the Company and Parent by failing to pursue discussion with Sherwin-Williams about a possible acquisiton of the Company by Sherwin-Williams.

          The complaint in the Gilhart Action seeks, among other things, an order (i) enjoining defendants from enforcing the Company's "anti-takeover procedures"; (ii) requiring defendants to explore third party interest and accept the highest bid obtainable for the Company's Shares; and (iii) awarding the plaintiffs' costs and disbursements, including attorneys' fees.

          On May 9, 1995, a purported class action entitled Kim J. Hammond and Jeffrey Dell v. Grow Group, Inc., et al. (the "Hammond Action") was commenced in the United States District Court for the Southern District of New York against the Company and certain members of the Company's Board of Directors (collectively, the "Defendants") on behalf of all persons who sold the Company's securities during the period from April 29, 1995 to May 4, 1995 and who sustained damages as a result of such sale. The complaint alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder for, among other things, issuing the statements contained in press releases dated April 28, 1995 and May 1, 1995 which allegedly were materially false and misleading for failing to adequately disclose all material facts concerning Sherwin-Williams' contacts with the Company regarding a proposed acquisition by Sherwin-Williams; and for falsely creating the impression that the Board of Directors had "shopped" the Company. The complaint further alleges that the above mentioned disclosures artificially affected the market price of the Company's securities.

          The complaint in the Hammond Action seeks, among other things, monetary damages against the Defendants in an unspecified amount for all losses suffered by the plaintiffs as a result of the allegedly improper activity of the Defendants and costs, reasonable attorneys' fees and expert fees and disbursements.

          RIGHTS PLAN.

          On May 10, 1995, the Company issued a press release announcing that it has extended the distribution date of the stock purchase rights (the "Rights") associated with the Shares until May 31, 1995 or such later date as may be determined by the Company's Board of Directors. Until such date, the Rights will continue to trade together with the Shares. A copy of such press release is attached hereto as Exhibit 21 and is incorporated herein by reference.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          Exhibit 20     Press Release issued by the Company on May 9,
                         1995

          Exhibit 21     Press Release issued by the Company on May
                         10, 1995

          Exhibit 22 Class Action Complaint entitled Kim J. Hammond and Jeffrey Dell v. Grow Group, Inc. et. al., filed in the United States District Court for the Southern District of New York.

          Exhibit 23 Class Action Complaint entitled A. D. Gilhart & Co. Inc. v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New
                         York, New York County.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 10, 1995                    GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

      20           Press Release issued by the Company on May 9, 1995

      21           Press Release issued by the Company on May 10,
                   1995

      22 Class Action Complaint entitled Kim J. Hammond and Jeffrey Dell v. Grow Group, Inc. et. al., filed in the United States District Court for the Southern District of New York.

      23 Class Action Complaint entitled A. D. Gilhart & Co. Inc. v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New York, New York County.